PURCHASE AGREEMENT

The RBB Fund, Inc. (the “Company”), a Maryland corporation, and F/m Investments LLC d/b/a North Slope Capital, LLC (“F/m”), intending to be legally bound, hereby agree with each other as follows:

1.  The Company hereby offers F/m and F/m hereby purchases one (1) share (the “Share”) of the US Treasury 12 Month Bill ETF (par value $.001 per Share) (the “Fund”) at a price per Share equivalent to the net asset value per Share of the Fund as determined on November 10, 2022.

2.  The Company hereby acknowledges receipt from F/m of funds in the amount of $50 in full payment for the Share.

3.  F/m represents and warrants to the Company that the Share is being acquired for investment purposes and not with a view to the distribution thereof.

4.  This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of November 10, 2022.

THE RBB FUND, INC.

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title	Chief Financial Officer, Chief Operating Officer & Secretary

F/m Investments LLC d/b/a North Slope Capital, LLC

By:	/s/ Alexander Morris
Name:	Alexander Morris
Title:	President